# Mightly, Inc.

## Balance Sheet

As of December 31, 2023

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BOA (Bus Adv) Ck (1342) | 32,111.26 |
| BOA (Bus Adv) Ck (6396) | 547.45 |
| BOA (Bus Adv) Sav (1012) | 330,010.47 |
| PayPal Bank #1 | 30.25 |
| Paypal CAD | 166.00 |
| **Total Bank Accounts** | **$362,865.43** |
| Accounts Receivable | |
| Accounts Receivable | 6,521.75 |
| **Total Accounts Receivable** | **$6,521.75** |
| Other Current Assets | |
| Amazon Carried Balances | 35,556.09 |
| AMZ Carryover Balance | 0.00 |
| AMZ Pay Carryover Balance | 0.00 |
| AMZ Pay Unavailable Balances | 0.00 |
| AMZ Unavailable Balances | 0.00 |
| Clearco Debit Card Balance | 0.00 |
| Etsy Carryover Balance | 179.77 |
| Inventory | |
| Inventory - Prepaid | 13,901.01 |
| Inventory - Product | 336,387.31 |
| **Total Inventory** | **350,288.32** |
| Loan Receivable | 20,166.67 |
| Walmart Carryover Balance | -5.99 |
| **Total Other Current Assets** | **$406,184.86** |
| **Total Current Assets** | **$775,572.04** |
| **TOTAL ASSETS** | **$775,572.04** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 7,425.24 |
| **Total Accounts Payable** | **$7,425.24** |
| Credit Cards | |
| BOA (Bus Adv) CC (3146) - Parent | 19,449.38 |
| BOA (Bus Adv) CC (7135) | 0.00 |
| BOA (Bus Adv) CC (8955) | 0.00 |

# Mightly, Inc.

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **Total BOA (Bus Adv) CC (3146) - Parent** | **19,449.38** |
| BOA LOC (3817) - Parent | -0.11 |
| BOA LOC (0406) | 0.00 |
| BOA LOC (0771) | 0.00 |
| **Total BOA LOC (3817) - Parent** | **-0.11** |
| **Total Credit Cards** | **$19,449.27** |
| Other Current Liabilities |  |
| Accrued interest | 25,150.69 |
| Gift Card Liability | 10,203.44 |
| Loans Payable |  |
| Clearco Advance Loan | 0.00 |
| Daintree Loan #5 | 25,834.33 |
| Hebrew Free Loan | 0.00 |
| Impact Assets, Inc. LOC | 0.00 |
| Note Payable | 0.00 |
| SBA Loan | 69,508.22 |
| Shopify Capital Loan | 0.00 |
| Stephen Schear Short Term Loan | 0.00 |
| Working Solutions Loan #1 | 0.00 |
| Working Solutions Loan #2 | 0.00 |
| **Total Loans Payable** | **95,342.55** |
| Sales Tax Payable | 0.00 |
| **Total Other Current Liabilities** | **$130,696.68** |
| **Total Current Liabilities** | **$157,571.19** |
| **Total Liabilities** | **$157,571.19** |
| Equity |  |
| Additional Paid In Capital | 1,171,898.97 |
| Owner's Contribution | 60,138.39 |
| Owner's Draw | -117.16 |
| Retained Earnings | -696,741.77 |
| Series Seed 2 (SS2) Preferred Stock | 500,000.00 |
| Net Income | -417,177.58 |
| **Total Equity** | **$618,000.85** |
| **TOTAL LIABILITIES AND EQUITY** | **$775,572.04** |

# Mightly, Inc.

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Income |  |
|   Ecommerce Income |  |
|   Amazon Income |  |
|   AMZ  Product Charges | 732,360.34 |
|    AMZ Refund Product Charges | -62,429.18 |
| **  Total AMZ  Product Charges** | **669,931.16** |
|   AMZ  Promo Rebates | -12,888.29 |
|    AMZ Refund Promo Rebates | 1,120.26 |
| **  Total AMZ  Promo Rebates** | **-11,768.03** |
|   AMZ Other (Shipping/Gift Wrap Credits) | 7,115.28 |
|    AMZ Refund Other (Shipping/Gift Wrap Credits) | -339.27 |
| **  Total AMZ Other (Shipping/Gift Wrap Credits)** | **6,776.01** |
|   AMZ Other Transactions | 1,788.67 |
| **  Total Amazon Income** | **666,727.81** |
|   Etsy Sales | 18,651.01 |
|   Etsy Refunds/Adjustments | -660.27 |
| **  Total Etsy Sales** | **17,990.74** |
|   Other Ecommerce Sales | 43,699.50 |
|   Other Ecommerce Refunds/Adjustments | -4,383.84 |
| **  Total Other Ecommerce Sales** | **39,315.66** |
|   Shopify Income |  |
|   AMZ Pay | 3,065.67 |
|    AMZ Pay Refunds | -38.66 |
| **  Total AMZ Pay** | **3,027.01** |
|   PayPal Sales | 35,002.33 |
|    PayPal Refunds/Adjustments | -1,169.14 |
| **  Total PayPal Sales** | **33,833.19** |
|   Shopify Installments | 2,851.51 |
|    Shopify Installments Refunds | 35.84 |
| **  Total Shopify Installments** | **2,887.35** |
|   Shopify Sales | 157,294.94 |
|    Shopify Refunds/Adjustments | -5,180.74 |
| **  Total Shopify Sales** | **152,114.20** |
| **  Total Shopify Income** | **191,861.75** |
|   Target Sales | 57,827.81 |
|   Target Refunds/Adjustments | 5,962.30 |
| **  Total Target Sales** | **63,790.11** |

| | TOTAL |
|---|---:|
| Walmart Sales | 119.80 |
| Walmart Refunds/Adjustments | -29.95 |
| **Total Walmart Sales** | **89.85** |
| **Total Ecommerce Income** | **979,775.92** |
| Non-Ecommerce Sales | |
| Other Non-Ecommerce Sales | 860.55 |
| Wholesale Sales | 16,241.64 |
| Wholesale Discounts/Refunds | -7,132.72 |
| **Total Wholesale Sales** | **9,108.92** |
| **Total Non-Ecommerce Sales** | **9,969.47** |
| Sales Tax Adjustments | -3,696.48 |
| **Total Income** | **$986,048.91** |
| Cost of Goods Sold | |
| Cost of Goods Sold | |
| COGS - Inventory Adjustments | 151,714.98 |
| COGS - Product | 248,155.45 |
| **Total Cost of Goods Sold** | **399,870.43** |
| Cost of Sales | |
| Amazon COS | |
| AMZ FBA Fees | 13,081.89 |
| AMZ Fees | 179,441.75 |
| AMZ Refund Fees | -8,539.31 |
| **Total AMZ Fees** | **170,902.44** |
| AMZ Shipping Services Purch thru AMZ | 45,682.83 |
| AMZ Subscriptions | 504.32 |
| **Total Amazon COS** | **230,171.48** |
| Commissions/Royalties - COS | 3,514.16 |
| Other - COS | |
| AMZ Pay Fees | 100.91 |
| AMZ Pay Refund Fees | -1.12 |
| **Total AMZ Pay Fees** | **99.79** |
| Etsy Fees | 1,993.15 |
| Other Ecommerce Fees | 7,253.60 |
| PayPal Fees | 1,458.96 |
| Shopify Fees | 4,817.81 |
| Shopify Installments Fees | 177.71 |
| Target Fees | 12,094.33 |
| Walmart Fees | 13.47 |
| **Total Other - COS** | **27,908.82** |
| Retail Space - COS | 4,500.00 |

# Mightly, Inc.

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---:|
| Shipping/Freight/Delivery - COS | 94,606.26 |
| Supplies/Materials - COS | 2,412.83 |
| Warehouse - COS | 73,438.78 |
| **Total Cost of Sales** | **436,552.33** |
| **Total Cost of Goods Sold** | **$836,422.76** |
| GROSS PROFIT | **$149,626.15** |
| Expenses | |
| Advertising/Promotion | |
| AMZ Cost of Advertising | 172,399.30 |
| Consulting | 137,798.30 |
| Marketing | 47,115.19 |
| Other Advertising/Promotion | 57,799.65 |
| **Total Advertising/Promotion** | **415,112.44** |
| Bank Charges/Fees | 835.71 |
| Cashback/Rewards | -3,785.05 |
| **Total Bank Charges/Fees** | **-2,949.34** |
| Charitable Contributions | 8,663.56 |
| Dues/Subscriptions | 31,776.61 |
| Insurance | 5,373.04 |
| Interest/Fees Paid | |
| Other Interest/Fees Expense | 43,072.12 |
| **Total Interest/Fees Paid** | **43,072.12** |
| Legal/Professional Fees | 24,723.29 |
| Meals/Entertainment | |
| Meals | 1,047.37 |
| **Total Meals/Entertainment** | **1,047.37** |
| Office Expenses | 279.49 |
| Outside Services | 1,332.00 |
| Postage | 80.79 |
| Product/Market Development | 10,661.39 |
| Taxes/Licenses/Fees | 13,685.99 |
| Training/Education | 499.00 |
| Travel | 10,417.69 |
| **Total Expenses** | **$563,775.44** |
| NET OPERATING INCOME | **$ -414,149.29** |
| Other Income | |
| Interest Earned | 181.62 |
| **Total Other Income** | **$181.62** |
| Other Expenses | |
| Unrealized Gain or Loss | 0.00 |

# Mightly, Inc.

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Dividends - (SS2) Preferred Stock | 3,208.33 |
| Exchange (Gain)/Loss | 1.58 |
| **Total Other Expenses** | **$3,209.91** |
| NET OTHER INCOME | **$ -3,028.29** |
| NET INCOME | **$ -417,177.58** |

# Mightly, Inc.

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -417,177.58 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | 11,572.81 |
| Amazon Carried Balances | -3,355.01 |
| AMZ Carryover Balance | -0.02 |
| AMZ Pay Carryover Balance | 0.00 |
| AMZ Pay Unavailable Balances | 273.38 |
| AMZ Unavailable Balances | 0.00 |
| Etsy Carryover Balance | 27.20 |
| Inventory:Inventory - Prepaid | -13,901.01 |
| Inventory:Inventory - Product | 290,887.80 |
| Loan Receivable | -20,166.67 |
| Walmart Carryover Balance | 5.99 |
| Accounts Payable | 6,781.45 |
| BOA (Bus Adv) CC (3146) - Parent | 127,612.01 |
| BOA (Bus Adv) CC (3146) - Parent:BOA (Bus Adv) CC (7135) | -20,399.22 |
| BOA (Bus Adv) CC (3146) - Parent:BOA (Bus Adv) CC (8955) | -96,882.28 |
| BOA LOC (3817) - Parent | 34,999.89 |
| BOA LOC (3817) - Parent:BOA LOC (0406) | -25,000.00 |
| BOA LOC (3817) - Parent:BOA LOC (0771) | -10,000.00 |
| Gift Card Liability | -2,626.58 |
| Loans Payable:Daintree Loan #4 (deleted) | -29,769.99 |
| Loans Payable:Daintree Loan #5 | 25,834.33 |
| Loans Payable:Hebrew Free Loan | -2,000.00 |
| Loans Payable:Impact Assets, Inc. LOC | -199,999.99 |
| Loans Payable:SBA Loan | -1,675.02 |
| Loans Payable:Shopify Capital Loan | 0.00 |
| Loans Payable:Stephen Schear Short Term Loan | 0.00 |
| Loans Payable:Working Solutions Loan #1 | -36,398.42 |
| Loans Payable:Working Solutions Loan #2 | -43,964.44 |
| Sales Tax Payable | -368.52 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-8,512.31** |
| **Net cash provided by operating activities** | **$ -425,689.89** |
| **FINANCING ACTIVITIES** | |
| Additional Paid In Capital | 240,898.97 |
| Owner's Contribution | 57.64 |
| Owner's Draw | -117.16 |
| Series Seed 2 (SS2) Preferred Stock | 500,000.00 |
| **Net cash provided by financing activities** | **$740,839.45** |
| **NET CASH INCREASE FOR PERIOD** | **$315,149.56** |
| Cash at beginning of period | 47,715.87 |
| **CASH AT END OF PERIOD** | **$362,865.43** |

# Mightly, Inc.

## Statement of Cash Flows

### January - December 2023

# Mightly, Inc.

## Balance Sheet

As of December 31, 2022

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BOA (Bus Adv) Ck (1342) | 46,065.20 |
| BOA (Bus Adv) Ck (6396) | 547.45 |
| PayPal Bank #1 | 1,103.22 |
| **Total Bank Accounts** | **$47,715.87** |
| Accounts Receivable | |
| Accounts Receivable | 18,094.56 |
| **Total Accounts Receivable** | **$18,094.56** |
| Other Current Assets | |
| Amazon Carried Balances | 32,201.08 |
| AMZ Carryover Balance | -0.02 |
| AMZ Pay Carryover Balance | 0.00 |
| AMZ Pay Unavailable Balances | 273.38 |
| AMZ Unavailable Balances | 0.00 |
| Clearco Debit Card Balance | 0.00 |
| Etsy Carryover Balance | 206.97 |
| Inventory | |
| Inventory - Prepaid | 0.00 |
| Inventory - Product | 627,275.11 |
| **Total Inventory** | **627,275.11** |
| Walmart Carryover Balance | 0.00 |
| **Total Other Current Assets** | **$659,956.52** |
| **Total Current Assets** | **$725,766.95** |
| **TOTAL ASSETS** | **$725,766.95** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 643.79 |
| **Total Accounts Payable** | **$643.79** |
| Credit Cards | |
| BOA (Bus Adv) CC (3146) - Parent | -108,162.63 |
| BOA (Bus Adv) CC (7135) | 20,399.22 |
| BOA (Bus Adv) CC (8955) | 96,882.28 |
| **Total BOA (Bus Adv) CC (3146) - Parent** | **9,118.87** |
| BOA LOC (3817) - Parent | -35,000.00 |
| BOA LOC (0406) | 25,000.00 |
| BOA LOC (0771) | 10,000.00 |

# Mightly, Inc.

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---:|
| **Total BOA LOC (3817) - Parent** | **0.00** |
| **Total Credit Cards** | **$9,118.87** |
| Other Current Liabilities |  |
| Accrued interest | 25,150.69 |
| Gift Card Liability | 12,830.02 |
| Loans Payable |  |
| Clearco Advance Loan | 0.00 |
| Daintree Loan #4 (deleted) | 29,769.99 |
| Hebrew Free Loan | 2,000.00 |
| Impact Assets, Inc. LOC | 199,999.99 |
| Note Payable | 0.00 |
| SBA Loan | 71,183.24 |
| Stephen Schear Short Term Loan | 0.00 |
| Working Solutions Loan #1 | 36,398.42 |
| Working Solutions Loan #2 | 43,964.44 |
| **Total Loans Payable** | **383,316.08** |
| Sales Tax Payable | 368.52 |
| **Total Other Current Liabilities** | **$421,665.31** |
| **Total Current Liabilities** | **$431,427.97** |
| **Total Liabilities** | **$431,427.97** |
| Equity |  |
| Additional Paid In Capital | 931,000.00 |
| Owner's Contribution | 60,080.75 |
| Owner's Draw | 0.00 |
| Retained Earnings | -358,363.32 |
| Net Income | -338,378.45 |
| **Total Equity** | **$294,338.98** |
| **TOTAL LIABILITIES AND EQUITY** | **$725,766.95** |

# Mightly, Inc.

## Profit and Loss

### January - December 2022

|  | TOTAL |
|---|---:|
| **Income** |  |
|   Ecommerce Income |  |
|   Amazon Income |  |
|   AMZ  Product Charges | 639,252.76 |
|    AMZ Refund Product Charges | -55,113.29 |
|   **Total AMZ  Product Charges** | **584,139.47** |
|   AMZ  Promo Rebates | -7,546.27 |
|    AMZ Refund Promo Rebates | 622.07 |
|   **Total AMZ  Promo Rebates** | **-6,924.20** |
|   AMZ Other (Shipping/Gift Wrap Credits) | 4,705.35 |
|    AMZ Refund Other (Shipping/Gift Wrap Credits) | -160.39 |
|   **Total AMZ Other (Shipping/Gift Wrap Credits)** | **4,544.96** |
|   AMZ Other Transactions | 3,983.79 |
|   **Total Amazon Income** | **585,744.02** |
|   Etsy Sales | 24,373.93 |
|   Etsy Refunds/Adjustments | -538.18 |
|   **Total Etsy Sales** | **23,835.75** |
|   Other Ecommerce Sales | 13,002.36 |
|   Other Ecommerce Refunds/Adjustments | -28.82 |
|   **Total Other Ecommerce Sales** | **12,973.54** |
|   Shopify Income |  |
|   AMZ Pay | 6,361.77 |
|    AMZ Pay Refunds | -90.90 |
|   **Total AMZ Pay** | **6,270.87** |
|   PayPal Sales | 33,410.85 |
|    PayPal Refunds/Adjustments | -815.11 |
|   **Total PayPal Sales** | **32,595.74** |
|   Shopify Installments | 1,414.73 |
|    Shopify Installments Refunds | -199.64 |
|   **Total Shopify Installments** | **1,215.09** |
|   Shopify Sales | 109,479.15 |
|    Shopify Refunds/Adjustments | -4,900.81 |
|   **Total Shopify Sales** | **104,578.34** |
|   **Total Shopify Income** | **144,660.04** |
|   Walmart Sales | 770.65 |
|   Walmart Refunds/Adjustments | -32.82 |
|   **Total Walmart Sales** | **737.83** |
|   **Total Ecommerce Income** | **767,951.18** |

|  | TOTAL |
|---|---:|
| Non-Ecommerce Sales |  |
|   Wholesale Sales | 34,801.21 |
|    Wholesale Discounts/Refunds | -1,546.60 |
|   **Total Wholesale Sales** | **33,254.61** |
|  **Total Non-Ecommerce Sales** | **33,254.61** |
|  Sales of Product Income | 36,929.00 |
|  Sales Tax Adjustments | -3,238.00 |
| **Total Income** | **$834,896.79** |
| Cost of Goods Sold |  |
|  Cost of Goods Sold |  |
|   COGS - Product | 214,131.51 |
|  **Total Cost of Goods Sold** | **214,131.51** |
|  Cost of Sales |  |
|   Amazon COS |  |
|    AMZ FBA Fees | 14,320.84 |
|    AMZ Fees | 190,618.55 |
|    AMZ Refund Fees | -7,653.22 |
|    **Total AMZ Fees** | **182,965.33** |
|    AMZ Shipping Services Purch thru AMZ | 8,485.83 |
|    AMZ Subscriptions | 503.37 |
|   **Total Amazon COS** | **206,275.37** |
|   Commissions/Royalties - COS | 1,390.74 |
|   Other - COS |  |
|    AMZ Pay Fees | 208.16 |
|    AMZ Pay Refund Fees | -2.64 |
|    **Total AMZ Pay Fees** | **205.52** |
|    Etsy Fees | 2,837.29 |
|    Other Ecommerce Fees | 2,198.34 |
|    PayPal Fees | 1,356.72 |
|    Shopify Fees | 3,403.15 |
|    Shopify Installments Fees | 110.86 |
|    Walmart Fees | 128.71 |
|   **Total Other - COS** | **10,240.59** |
|   Retail Space - COS | 2,700.00 |
|   Shipping/Freight/Delivery - COS | 68,444.57 |
|   Supplies/Materials - COS | 1,646.16 |
|   Warehouse - COS | 30,212.76 |
|  **Total Cost of Sales** | **320,910.19** |
| **Total Cost of Goods Sold** | **$535,041.70** |
| **GROSS PROFIT** | **$299,855.09** |

| | TOTAL |
|---|---:|
| Expenses | |
|   Advertising/Promotion | |
|    AMZ Cost of Advertising | 147,320.07 |
|    Consulting | 148,093.14 |
|    Marketing | 141,283.03 |
|    Other Advertising/Promotion | 52,253.74 |
|   **Total Advertising/Promotion** | **488,949.98** |
|   Bank Charges/Fees | 2,387.70 |
|   Cashback/Rewards | -847.85 |
|   **Total Bank Charges/Fees** | **1,539.85** |
|   Dues/Subscriptions | 21,134.89 |
|   Insurance | 1,000.00 |
|   Interest/Fees Paid | |
|    Other Interest/Fees Expense | 66,285.35 |
|   **Total Interest/Fees Paid** | **66,285.35** |
|   Legal/Professional Fees | 31,152.50 |
|   Loan Fees | 3,125.00 |
|   Meals/Entertainment | |
|    Entertainment | 72.00 |
|    Meals | 1,044.48 |
|   **Total Meals/Entertainment** | **1,116.48** |
|   Office Expenses | 792.60 |
|   Outside Services | 13,207.23 |
|   Postage | 971.24 |
|   Product/Market Development | 30,322.31 |
|   Taxes/Licenses/Fees | 3,736.80 |
|   Training/Education | 250.00 |
|   Travel | 2,705.87 |
| **Total Expenses** | **$666,290.10** |
| NET OPERATING INCOME | **$ -366,435.01** |
| Other Income | |
|   Cleanup Gain/(Loss) | 28,054.33 |
| **Total Other Income** | **$28,054.33** |
| Other Expenses | |
|   Unrealized Gain or Loss | 0.00 |
|   Exchange (Gain)/Loss | -2.23 |
| **Total Other Expenses** | **$ -2.23** |
| NET OTHER INCOME | **$28,056.56** |
| NET INCOME | **$ -338,378.45** |

# Mightly, Inc.

## Statement of Cash Flows

### January - December 2022

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -338,378.45 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | 15,034.39 |
| Amazon Carried Balances | -32,201.08 |
| AMZ Carryover Balance | 0.02 |
| AMZ Pay Carryover Balance | 0.00 |
| AMZ Pay Unavailable Balances | -273.38 |
| AMZ Unavailable Balances | 0.00 |
| Clearco Debit Card Balance | 0.00 |
| Etsy Carryover Balance | -206.97 |
| Inventory:Inventory - Prepaid | 22,741.66 |
| Inventory:Inventory - Product | -315,990.26 |
| Walmart Carryover Balance | 0.00 |
| Accounts Payable | -61,497.06 |
| BOA (Bus Adv) CC (3146) - Parent | -110,755.11 |
| BOA (Bus Adv) CC (3146) - Parent:BOA (Bus Adv) CC (7135) | 20,399.22 |
| BOA (Bus Adv) CC (3146) - Parent:BOA (Bus Adv) CC (8955) | 96,882.28 |
| BOA LOC (3817) - Parent | -35,000.00 |
| BOA LOC (3817) - Parent:BOA LOC (0406) | 25,000.00 |
| BOA LOC (3817) - Parent:BOA LOC (0771) | 10,000.00 |
| Accrued interest | 25,150.69 |
| Gift Card Liability | 12,830.02 |
| Loans Payable:Anna Binder Convertible Loan (deleted) | -100,000.00 |
| Loans Payable:Clearco Advance Loan | 0.00 |
| Loans Payable:Daintree Loan #2 (deleted) | -12,863.97 |
| Loans Payable:Daintree Loan #3 (deleted) | -20,330.03 |
| Loans Payable:Daintree Loan #4 (deleted) | 29,769.99 |
| Loans Payable:Hebrew Free Loan | -18,800.00 |
| Loans Payable:Impact Assets, Inc. Convertible Loan #1 (deleted) | -50,000.00 |
| Loans Payable:Impact Assets, Inc. Convertible Loan #2 (deleted) | -500,000.00 |
| Loans Payable:Impact Assets, Inc. LOC | -24,516.01 |
| Loans Payable:Note Payable | -5.00 |
| Loans Payable:SBA Loan | 54,083.24 |
| Loans Payable:Stephen Schear Convertible Loan #1 (deleted) | -50,000.00 |
| Loans Payable:Stephen Schear Convertible Loan #2 (deleted) | -50,000.00 |
| Loans Payable:Stephen Schear Short Term Loan | 0.00 |
| Loans Payable:Working Solutions Loan #1 | -10,270.49 |
| Loans Payable:Working Solutions Loan #2 | 43,964.44 |
| Sales Tax Payable | -1.75 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-1,036,855.16** |
| **Net cash provided by operating activities** | **$ -1,375,233.61** |
| FINANCING ACTIVITIES | |
| Additional Paid In Capital | 931,000.00 |

# Mightly, Inc.

## Statement of Cash Flows

### January - December 2022

|  | TOTAL |
|---|---|
| Owner's Draw | 0.00 |
| **Net cash provided by financing activities** | **$931,000.00** |
| NET CASH INCREASE FOR PERIOD | **$ -444,233.61** |
| Cash at beginning of period | 491,949.48 |
| CASH AT END OF PERIOD | **$47,715.87** |